Gregory T. Sangalis
Senior Vice President / General Counsel and Secretary

July 1, 2014

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: SEC Comment Letter dated June 4, 2014 related to Service Corporation International's Form 10-K for the fiscal year ended December 31, 2013 filed February 14, 2014 and Form 10-Q for the Quarter Ended March 31, 2014 filed April 25, 2014

File No. 001-06402

Dear Mr. Spirgel:

This letter responds to the comments that Service Corporation International (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated June 4, 2014 with respect to the above referenced filings.

We hope this letter is responsive to your comments and requests for information. If the responses provided in this letter are not deemed adequate to answer the Staff's comments, we will make ourselves available to further discuss this matter with the Staff at a mutually convenient time. The Company's goal is to resolve the Staff's comments in a timely manner that is acceptable to the Staff.

For your convenience, our response is prefaced by the Staff's comments in bold text.

Form 10-K for the Year Ended December 31, 2013

Regulation, page 9

1.	In future filings, please provide more robust disclosure regarding the material regulations to which the company is subject and how such regulations impact its business.

Response: In future Form 10-K’s, we will provide more robust disclosure regarding the material regulations and their impact on the Company. Specifically, we will expand the discussion of the Funeral Rule so that the disclosure will read substantially as follows:

Regulation

Our funeral home operations are regulated by the Federal Trade Commission (the “FTC”) under the FTC’s Trade Regulation Rule on Funeral Industry Practices (the “Funeral Rule”), which went into effect in 1984. The Funeral Rule defines certain acts or practices as unfair or deceptive and contains certain requirements to prevent these acts or practices. The preventive measures require a funeral provider to give consumers accurate, itemized price information and various other disclosures about funeral goods and services and prohibit a funeral provider from: (1) misrepresenting legal, crematory and cemetery requirements; (2) embalming for a fee without permission; (3) requiring the purchase of a casket for direct cremation; and (4) requiring consumers to buy certain funeral goods or services as a condition for furnishing other funeral goods or services.

Our operations are also subject to regulation, supervision and licensing under numerous federal, state and local laws and regulations as well as Canadian and provincial laws and regulations. For example, state laws impose licensing requirements for funeral homes and funeral directors and regulate preneed sales including our preneed trust activities. Our facilities are subject to environmental, health and safety regulations. We take various measures in order to comply with the Funeral Rule and laws and regulations. For example, we have established and maintain policies, procedures and practices, we engage in training of our personnel and we carry out ongoing reviews of our compliance efforts. We believe that we are in substantial compliance with the Funeral Rule and all laws and regulations.

Federal, state and local legislative bodies and regulatory agencies (including Canadian legislative bodies and agencies) frequently propose new laws and regulations, some of which could have a material effect on our operations and on the death care industry in general. We cannot accurately predict the outcome of any proposed legislation or regulation or the effect that any such legislation or regulation might have on us.

Preneed Funeral and Cemetery Activities and Backlog of Contracts, page 28

2.
Please tell us if the backlog data are presented net of the businesses that you expect to divest. In this regard, we note your presentation of activity associated with Acquisition/New Construction less activity associated with Divestitures under Comparable Results on pages 34-35.

Response: Yes, the backlog data presented is net of the businesses that we expect to divest. In future filings, to the extent we have businesses we expect to divest, we will note that this data is net. Generally, the disclosure will read as follows:

The following table does not include backlog associated with businesses that are held-for-sale.

Management Summary, page 33

3.
On page 11, you referred to the 1% per year death benefit escalation in insurance-funded preneed funeral contracts, which may not cover future increases in the cost of providing a price-guaranteed funeral service. Since insurance-funded preneed contracts account for 76% of your North American preneed funeral production; and, additionally, your cremation rate has risen to 50% in 2013, please address to what extent the confluence of these trends has affected, or will continue to affect, your funeral gross profit.

Response: In addition to the 1% benefit escalation in insurance-funded preneed funeral contracts, we receive general agency revenue at the time of sale. Additionally, margins are sufficient to cover inflationary increases for both burial and cremation. However, we will expand our disclosures in future filings to discuss our assessment of the materiality of this risk. Generally, those disclosures will read as follows:

The life insurance contracts include a death benefit escalation provision, general agency commissions received at the time of sale, and have lower ongoing administrative costs; all of which are expected to mitigate the inflationary costs of providing the preneed funeral services and merchandise in the future at the prices that were guaranteed at the time of the preneed sale.

We currently have the following disclosures that address the trend in cremation rates and their effect on gross profits:

The average revenue per funeral contract is influenced by the mix of traditional and cremation services because our average cremation service revenue is approximately half of the average revenue earned from a traditional burial service. To further enhance revenue opportunities we are developing memorialization products and services that specifically appeal to cremation customers. We believe that these additional products and services will help drive increases in the average revenue for a cremation in future periods.

While the average revenue for cremations with service is lower than that for traditional burials, we continue to expand our cremation memorialization product and service offerings, which have resulted in higher average sales for cremation services.

We continue to assess the impact of cremations rates on our gross profits and backlog and we will, in future filings, expand our disclosures around cremations rates to increase transparency.

4.
To enhance your investors’ understanding of the Stewart transaction and FTC-mandated divestitures, please describe how your results of operations and liquidity will be impacted by divestitures of 91 legacy SCI and Stewart facilities. During your first quarter 2014 earnings call, you stated that you make about $4 million a month as long as you own these businesses and that the first $200 million of the proceeds will be used to pay down your $600 million term loan.

Response: We will revise our disclosures in future filings to address the impact of the FTC-mandated divestitures on our results of operations and liquidity, to the extent the divestitures have not yet occurred. Generally the disclosures will read as follows (with appropriate updates to reflect the current period):

We have executed a consent order with the staff of the Federal Trade Commission (FTC) in connection with the acquisition, which identifies certain properties the FTC has required us to divest as a result of the acquisition. We are currently negotiating agreements to sell these properties. These agreements are subject to review and approval by the FTC. We believe that divestiture of the assets will generate pre-tax proceeds ranging from $415 to $430 million in mid-2014 (after tax of $315 to $340 million), which we expect to use to partially repay $200 million outstanding under the term loan due July 2018 in accordance with our credit agreement with the remaining proceeds used in a manner consistent with our capital deployment approach. There can be no assurance that the divestitures will generate the proceeds described above. On an annual basis, these properties generate approximately $47 million in gross profits, which we will continue to receive until the divestitures occur.

Form 10-Q for the Quarter Ended March 31, 2014

15. Commitments and Contingencies (Litigation), page 33

5.
Per your assessment on the proposed settlement for the Robert Scott v. Eden Memorial Park matter, you disclose that you cannot quantify your ultimate liability, if any, for the payment of any damages. Please tell us if the financial statements reflect a minimum provision for the settlement. If so, tell us why you did not disclose the amount or range of reasonably possible loss in excess of the amount accrued. If not, tell us how your accounting and disclosure are appropriate pursuant to ASC 450.

Response: Our financial statements reflected a provision for the proposed settlement of the Robert Scott v. Eden Memorial Park matter in the amount of $10.25 million, net of insurance recoveries. This amount was disclosed in our Form 8-K Current Report filed on February 28, 2014 reporting the proposed settlement and is readily computable from the disclosure of the litigation appearing on page 33 in our Form 10-Q. In addition, we disclosed in Management’s Discussion and Analysis of Financial Conditions and Results of Operations in the first paragraph on page 53 of the Form 10-Q that general and administrative expenses in the first quarter included $11.1 million in legal settlements and defense fees primarily related to the proposed settlement of the Eden litigation. We did not disclose any amount or range of reasonably possible loss in excess of the $10.25 million accrued because we believed the likelihood of such an excess amount or range of loss was remote. Subsequent to the filing of the Form 10-Q, the trial court approved the proposed settlement on May 15, 2014. Accordingly, we intend to report this in our next Form 10-Q.

* * * * * * *

In connection with our response to your comments we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

We hope this letter is responsive to your comments and requests for information. We would like to again emphasize that the Company's goal is to resolve comments in a timely manner that is acceptable to the Staff.

Sincerely,

/s/ Gregory T. Sangalis
Gregory T. Sangalis
Senior Vice President,
General Counsel and Secretary

cc:	Members of the SCI Audit Committee of the Board of Directors
Members of the SCI Disclosure Committee
PricewaterhouseCoopers LLP